Exhibit 99.1

Imperial Petroleum Inc. Announces Pricing of $60.0 Million Registered Direct Offering

Athens, Greece, November 28, 2025 – Imperial Petroleum Inc. (NASDAQ:IMPP) (“Imperial Petroleum” or the “Company”), a ship-owning company providing petroleum products, crude oil, and drybulk seaborne transportation services, today announced that it has entered into a securities purchase agreement with two institutional investors for the sale of 9,523,900 shares of the Company’s common stock (or prefunded warrants in lieu thereof) and accompanying Class F warrants to purchase up to 9,523,900 shares of common stock and Class G warrants to purchase up to 9,523,900 shares of common stock at a combined purchase price of $6.30 per share and accompanying warrants (the “Offering”). The Class F and Class G warrants will have an exercise price equal to $6.30, will be immediately exercisable, and will expire five years following the date of issuance. Gross proceeds for the Offering are expected to be approximately $60.0 million, before deducting commissions and offering expenses.

Maxim Group LLC is acting as the sole placement agent for the Offering.

Imperial Petroleum currently intends to use the net proceeds from the Offering for working capital and general corporate purposes. The Offering is expected to close on or about December 1, 2025, subject to the satisfaction of customary closing conditions.

The Offering is being made pursuant to an effective shelf registration statement on Form F-3 (File No. 333-268663) previously filed with the U.S. Securities and Exchange Commission (“SEC”) and subsequently declared effective by the SEC on December 15, 2022. A prospectus supplement relating to the securities to be issued in the Offering will be filed by the Company with the SEC. When available, copies of the prospectus supplement relating to the Offering, together with the accompanying prospectus, can be obtained at the SEC’s website at www.sec.gov or by contacting Maxim Group LLC, at 300 Park Avenue, 16th Floor, New York, NY 10022, Attention: Syndicate Department, or via email at syndicate@maximgrp.com or by telephone at (212) 895-3745.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

ABOUT IMPERIAL PETROLEUM INC.

IMPERIAL PETROLEUM INC. is a ship-owning company providing petroleum products, crude oil and drybulk seaborne transportation services. The Company owns a total of nineteen vessels on the water—seven M.R. product tankers, two suezmax tankers and ten drybulk carriers—with a total capacity of 1,195,000 deadweight tons (dwt) and has contracted to acquire an additional three drybulk carriers of 164,400 dwt aggregate capacity. Following these deliveries, the Company’s fleet will count a total of 22 vessels with an aggregate capacity of 1.4 million dwt. IMPERIAL PETROLEUM INC.’s shares of common stock and 8.75% Series A Cumulative Redeemable Perpetual Preferred Stock are listed on the Nasdaq Capital Market and trade under the symbols “IMPP” and “IMPPP,” respectively.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The foregoing material may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Forward-looking statements include all statements that do not relate solely to historical or current facts, including without limitation statements related to the completion and timing of the offering and the intended use of the proceeds, and can be identified by the use of words such as “may,” “will,” “expect,” “project,” “estimate,” “anticipate,” “plan,” “believe,” “potential,” “should,” “continue” or the negative versions of those words or other comparable words. Forward-looking statements are not guarantees of future actions or performance. These forward-looking statements are based on information currently available to the Company and its current plans or expectations and are subject to a number of risks and uncertainties that could significantly affect current plans. Should one or more of these risks or uncertainties materialize, or the underlying assumptions prove incorrect, actual results may differ significantly from those anticipated, believed, estimated, expected, intended, or planned. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, performance, or achievements. Except as required by applicable law, including the securities laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results.

CONTACT DETAILS

For further information please contact:

Fenia Sakellaris

IMPERIAL PETROLEUM INC.

E-mail: info@imperialpetro.com